HALE AND DORR LLP

                                Counsellors at Law

                  60 State Street, Boston, Massachusetts 02109
                         617-526-6000 o fax 617-526-5000

                                                             Pamela J. Wilson

                                                              617-526-6371
                                                     pamela.wilson@haledorr.com







                                                             February 25, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Office of Filings, Information & Consumer Services

         Re:      Form N-1A Filing for the Wright EquiFund Equity Trust
                  (the "trust")
                  Post-Effective Amendment No. 16 (1933 Act File No. 33-30085) Amendment No. 19 (1940 Act File No. 811-5866) (the "amendment") on behalf of its series (the "funds"):

                           Wright EquiFund-Hong Kong/China
                           Wright EquiFund-Japan
                           Wright EquiFund-Mexico
                           Wright EquiFund-Netherlands

Ladies and Gentlemen:

       On behalf of the above-referenced trust, transmitted herewith pursuant to
(1) the Securities Act of 1993, as amended and Rules 472 and 485(a)(1) thereunder, (2) the Investment Company Act of 1940, as amended, and the rules promulgated pursuant to Section 8(b) thereunder, (3) the General Instructions to Form N-1A, and (4) Rules 101 and 102 under Regulation S-T, is the amendment, including the funds' consolidated prospectus and statement of additional information ("SAI") and exhibits. The amendment contains conformed signature pages, and the manually signed originals of these pages are maintained at the office of the trust.

         The amendment is filed pursuant to Rule 485(a) because it has been revised to conform to the 1998 amendments to Form N-1A. Because the funds' prospectus has been revised in its entirety, it is not marked. The SAI has been marked to show changes from the SAI contained in post-effective amendment no. 15 transmitted electronically to the Securities and Exchange Commission (the "Commission") on April 30, 1998 (Accession No. 0000715165-98-000020).

         The amendment will become effective April 30, 1999. The trust will file a post-effective amendment pursuant to Rule 485(b), which will also go effective on April 30, 1999, for the purpose of providing updated financial information for the fund.

         As a consolidated prospectus for multiple funds, the prospectus presented special organization and layout problems that would not affect a single fund prospectus. To solve these problems, the prospectus disclosure follows a slightly different sequence from the order of disclosure specified in Items 1, 2 and 3 of amended Form N-1A.

         Amended Form N-1A requires the risk/return summary provided in Items 2 and 3 to immediately follow the cover page and table of contents of a mutual fund prospectus. The disclosure in a prospectus's risk/return summary generally must appear in the order specified in Items 2 and 3 and may not include additional disclosure not described in these items.

         The table of contents in the funds' prospectus is on the inside cover page. Immediately below the table of contents is a section entitled "How to Use this Prospectus" that provides a brief explanation of each of the icons and related disclosure appearing in each fund's risk/return summary. We believe that this information serves the same purpose as the table of contents--to help investors navigate and understand the organization of the prospectus. It leads readers and does not impede their progress into the funds' risk/return summaries. The next item is the standard legend for funds sold through banks, which would normally appear later in the risk/return summaries. The legend is located here because putting the legend up front avoids the need to repeat it in the risk/return summary of each individual fund.

         It takes two pages per fund to cover all the fund-specific items required to be in each fund's risk/return summary. The two page fund spread format facilitates comparison among the funds offered in the prospectus and with competing funds because it is possible to see all fund-specific disclosure for each fund at the same time. Because page 1 is opposite the table of contents on the inside cover, page 1 cannot be used for a two page fund spread. However, it is an ideal location for, and reduces the need to repeat, items in the risk/return summary that apply to all the funds.

         Disclosure about the funds' adviser is not expressly permitted in, and is not ordinarily supposed to precede, a risk/return summary. However, if this disclosure cannot be presented on page 1, it must be moved either to the front cover or to the back half of the prospectus. It is not desirable either to clutter the cover with adviser information or to make investors wait until page 10 to find out about the adviser they are hiring when they buy fund shares. To avoid distracting attention from the risk/return summary disclosure in the subsequent two page fund spreads, we kept the adviser disclosure on page 1 very brief.

         The fund's adviser uses national equity indices derived from a proprietary data base in selecting investments for all of the funds. Disclosing this part of Wright's investment strategy on page 1 provides a context for understanding the additional investment strategy disclosure (and avoids repetition of the same information) in each individual fund's two page risk/return summary. Page 1 of the funds' prospectus also discloses other information about the adviser's investment process that is common to all of the funds, including explanations of fundamental analysis, bottom-up investing and the adviser's investment committee. This overview disclosure helps to provide a context for and to avoid repetition in the risk/return summaries of the individual funds.

         Instruction C.3(c)(ii) to Form N-1A provides that multiple fund prospectuses may depart from the sequencing requirements of Items 2 and 3 "as necessary to present the required information clearly and effectively (although the order of information required by each Item must remain the same)." The instruction gives examples of acceptable layouts and says that "other presentations would also be acceptable if they are consistent with the Form's intent to disclose the information required by Items 2 and 3 in a standard order at the beginning of the prospectus." Instruction C.1.(d) to Form N-1A states that the Commission should administer the form's prospectus disclosure requirements "in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A."

         We believe that our method of organizing the funds' prospectus produces clearer, more inviting and less repetitive disclosure than if the prospectus followed the exact sequence of disclosure in Items 2 and 3 of Form N-1A. The organization of the prospectus enhances, rather than impedes, comparisons with other funds and makes it easier to find fund-specific information. Accordingly, the trust respectfully requests that the staff of the Commission allow such variances in presentation as are necessary for the funds to use the proposed form of prospectus.

         If you have any questions concerning the foregoing or the enclosed, please contact the undersigned at (617) 526-6371 or Elaine Hartnett at (617) 526-6531.

                                                       Very truly yours,




                                                        Pamela J. Wilson

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Enclosures